PUBLIC

12013424

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67559 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heffernan Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Howard Street, Suite 550
(No. and Street)

| San Francisco | CA | 94105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

| 12667 Alcosta Blvd. Suite 500 | San Ramon | CA | 94583 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, DANIELE SEBASTIANI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOFFMAN SECURITIES LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

CFO, MANAGING MEMBER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California )
) *ss.*
County of Contra Costa )

On 8/28/12, before me, Leticia Adriana Treviño, Notary Public, personally appeared DANIELE SEBASTIANI who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing is true and correct.

WITNESS my hand and official seal.

Leticia Adriana Treviño
(Signature)

GBP1
LETICIA ADRIANA TREVINO
COMM. #1896508
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires July 24, 2014
GBP1

[SEAL]

# HEFFERNAN SECURITIES, LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2011

## CONFIDENTIAL DOCUMENT

**This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.**

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

# INDEPENDENT AUDITORS' REPORT

To the Member
Heffernan Securities, LLC
Walnut Creek, California

We have audited the accompanying statement of financial condition of Heffernan Securities, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Heffernan Securities, LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 27, 2012

HEFFERNAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2011

## ASSETS

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 55,131 |
| Commissions receivable | 28,284 |
| Marketable securities | 1,094,879 |
| Prepaid expenses and other current assets | 26,435 |
| Total current assets | $ 1,204,729 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 123,116 |
| Accrued liabilities | 47,503 |
| Total current liabilities | 170,619 |
| Member's equity | 1,034,110 |
| Total liabilities and member's equity | $ 1,204,729 |

The accompanying notes are an integral part of this financial statement.

## 1. Nature of Business

Heffernan Securities, LLC (the "Company") is a wholly owned subsidiary of Heffernan Insurance Brokers ("HIB"). The Company (a California corporation) was formed in June 2006 and commenced operations on August 28, 2007 (licensed in California) doing business as an "accommodation broker dealer."

The Company utilizes the services of a qualified and registered broker dealer and registered investment advisor ("RIA"), for facilitating the sale of various products, including 401(k) employee benefit plans, group annuity products, and other related retirement products. The RIA consummates the transactions and remits the agreed upon commission to the Company. The RIA charges a fee for services provided to the Company.

The Company receives support from HIB for items such as accounting and information technology services, office space, office equipment, and certain office supplies. The financial results of the Company would be significantly different absent this relationship with HIB.

## 2. Summary of Significant Accounting Policies

### Revenue recognition and commissions receivable

Commissions for new sales are generally recognized upon the transfer of plan assets to the RIAs as the appointed broker dealer. Trailing commission revenues (12b-1 fees) are recognized in accordance with the periodic computation of such fees by the RIAs. Such computations typically occur on a weekly basis.

Bad debts are provided for on the allowance method based on historical experience and management's evaluation of outstanding commissions receivable. No reserve for bad debts was considered necessary as of December 31, 2011.

### Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

## 2. Summary of Significant Accounting Policies (continued)

### Marketable securities and fair value measurements

At December 31, 2011, the Company's marketable securities consist of investments in various equity and debt mutual funds. The Company classifies these investments as available-for-sale. Thus, the investments are reflected at fair value and any unrealized gain (loss) is recorded in member's equity.

The fair value of all of the Company's investments at December 31, 2011 is determined using level one inputs as fair value, and is based on quoted prices in active markets for the identical security.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Stock-based compensation

The Company accounts for its stock-based compensation using the modified prospective method. There were no unvested options or other equity instruments as of December 31, 2011.

### Subsequent events

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued.

## 3. Marketable Securities

Marketable securities are summarized as follows at December 31, 2011:

| | Cost | (Level 1) Estimated Fair Value | Unrealized Gain (Loss) |
|---|---|---|---|
| Available for-sale securities | | | |
| Equity and bond mutual funds | $1,146,892 | $1,094,879 | $(52,013) |

## 4. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $100,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15:1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2011, the Company has net capital of $812,440, which was $712,440 in excess of its required net capital of $100,000. Commissions receivable, funds held in a sweep account, and other current assets totaling $57,316 were excluded from the calculation of the Company's net capital as they are classified as nonallowable assets. The Company had haircuts on securities of $164,354 at December 31, 2011. The Company's ratio of aggregate indebtedness to net capital is 21.0% as of December 31, 2011.

## 5. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

## 6. Income Taxes

The Company has elected to be taxed as a C corporation. As a wholly-owned subsidiary of HIB, a C corporation, the Company is included in the consolidated federal income tax return of HIB. HIB files a combined state income tax return for California. The Company has recorded income tax expense as if the Company were filing separate returns. Deferred tax assets and liabilities (including any valuation allowance) are recognized and maintained on a corporate-wide basis by HIB. The Company has no significant temporary differences. HIB evaluated its tax positions and has concluded that there are no significant uncertain tax positions related to the Company for which a reserve by the Company would be necessary as of December 31, 2011.

## 7. Profit-sharing Plan

The Company provides a deferred compensation 401(k) profit-sharing plan covering employees who have met certain requirements as to age and length of service. The Company matches employee contributions to the extent of $.50 for each $1 contributed to an annual maximum of 6% of salary.

## 8. Stock Compensation

HIB grants the Company's key employees incentive bonuses of a set dollar amount that are settled by the issuance of HIB common stock. The shares are issued up to one year after the grant date, and dependent upon the performance of the key employees, during the fiscal year of the bonus. The number of shares ultimately issued is determined by dividing the bonus amount by the price of shares at the date the shares are ultimately issued. The price of the shares is prescribed by a formula under HIB's shareholder buy-out agreement. The Company recognizes a contribution from HIB in the amount of the bonus awarded to the Company's employees and an equal amount as compensation expense in the year granted, which is usually the fiscal year prior to the stock issuance.